

November 22, 2011

Via E-mail
Mr. Randy A. Foutch
Chief Executive Officer
Laredo Petroleum Holdings, Inc.
15 W. Sixth Street, Suite 1800
Tulsa, OK 74119

>   **Re: Laredo Petroleum Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 14, 2011**
>   **File No. 333-176439**

Dear Mr. Foutch:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to prior comment one from our letter to you dated November 1, 2011. Please note that we may have further comments after reviewing the items and information that you have not yet provided.

Business, page 85

Proved Undeveloped Reserves, page 96

2.   We note your response to prior comment four from our letter dated November 1, 2011. Please expand your disclosure under this section to describe the ways in which in your

scheduled development expenditures changed between the December 31, 2010 and June 30, 2011 estimates and to explain the reasons for these changes.

Laredo Petroleum Financial Statements

Notes to the combined financial statements, December 31, 2010, 2009 and 2008, page F-51

Note G – Income taxes, page F-70

3.   We note your response to prior comment eight from our letter dated November 1, 2011. Expand the disclosure here, and in the critical accounting policies and estimates section of your MD&A, to explain your basis for concluding it is more likely than not that your deferred tax assets will be realized. The revised disclosure should be similar to, but not necessarily as detailed as, the information provided in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director